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[ADVANCED NUTRACEUTICALS, INC. LOGO APPEARS HERE]
                                                        2715 Bissonnet Suite 305
                                                               Houston, TX 77005


October 27, 1998


Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: John L. Krug, Esq.

Ladies and Gentlemen:

        In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, we hereby request withdrawal of the Registration Statement on Form S-1 (File No. 333-63473) (the "Registration Statement") for Advanced Nutraceuticals, Inc. (the "Registrant").

        The Registrant is requesting withdrawal of the Registration Statement because the Registrant's underwriter has informed it that the Registrant's initial public offering is impracticable in today's market environment on acceptable terms.

        If you have any questions regarding this request for withdrawal of the Registration Statement, please feel free to contact the undersigned at
(713)874-1440, or David L. Gersh, Esq. at Paul, Hastings, Janofsky & Walker LLP, counsel to the Registrant, at (213)683-6240.

                                        Very truly yours,

                                        /s/ Barry C. Loder

                                        Barry C. Loder
                                        President (Principal Executive,
                                        Accounting and Financial Officer)